Exhibit 1.38

“BUHRMANN EUROPCENTER” N.V.

Bodemstraat 11

3830 WELLEN

CO-ORDINATED ARTICLES OF ASSOCIATION DATED 24/06/2002

TITLE I: LEGAL FORM – NAME – REGISTERED OFFICE – PURPOSE – TERM

Article 1: Name

The company is constituted as a limited liability company. Its name is “BUHRMANN EUROPCENTER N.V.”.

Article 2: Registered office

The registered office of the company is situated at 3830 Wellen, Bodemstraat 11.

It may be transferred to any other place in Belgium by decision of the board of directors. This will not require the articles of association to be amended. The relocation shall be disclosed by the deposit in the company’s file of a statement signed by the competent body of representation and by publishing an extract of disclosure in the Annexes to the Belgian Official Gazette.

By decision of the board of directors, the company can set up additional administrative offices, places of business, branches and subsidiaries both in Belgium and abroad.

Article 3: Purpose

The company’s purpose is:

(a)                                  Co-ordination and centralisation of financial transactions and of coverage for risks arising from the fluctuation of exchange rates, in particular: verification of debtor and creditor accounts; calculating income and expenses; collecting and paying commissions, royalties and licenses in the name and on behalf of the Group members; centralising the financial transactions of the Group by granting loans to affiliated companies using own funds or funds borrowed on the capital markets through the issuance of securities or bills of acceptance, from banks or other financial institutions or from Belgian or foreign Group members, such that, as concerns Belgian Group members, such funds come from the Belgian Group member’s own resources, and, as concerns foreign group members, such funds are not borrowed directly or indirectly from a Belgian company; recovering claims and making payments in the name and on behalf of Group members (Netting) through banking accounts held in the name of the Co-ordination Centre, so as to permit covering the Group as a whole for exchange rate risks in case of expected currency surpluses and deficits through compensating placements and borrowings in such currency; covering risks of Group members arising from fluctuations in exchange rates and of fluctuations of interest rates by arranging the necessary cover in its own name and on for its own account, the co-ordination centre will be entitled to enter into term agreements for the purchase and sale of currency, factoring; the Co-ordination Centre shall be entitled to acquire, with or without recourse, claims held by Group members, relating to sales by Group members among themselves or to clients; the co-ordination centre can also take over debts of Group members towards other members or to third parties; re-invoicing: in order to eliminate risks of exchange rate fluctuations at the different Group companies and to centralise them at the co-ordination centre, the co-ordination centre shall be entitled to re-invoice products or services invoiced to the Centre by Group members; leasing: entering into leasing-agreements with Group members, in one of the following forms: leasing of movable property, as provided by Royal Decree No. 55 dated 10 November 1976 and by the Belgian Official Gazette dated 8 October 1976 (as modified) on the application of value added tax on leasing of immovable property and/or in the Royal Decree dated 8 October 1976 (as modified) on the annual accounts of companies; sale-lease back, that is the purchasing of movable and/or immovable property by the Co-ordination Centre from Group companies and the leasing back of such movable and/or immovable properties to the Group companies, on the following terms: it must concern new fixed assets; the new fixed assets may be sold to the Co-ordination centre by Group companies, provided that no gain is realised by the selling company; the Co-ordination centre shall not provide any services to Group companies which provide leasing-contracts as their main activity; managing and promoting the cash position of Group members.

(b)                                 Insurance and risk management, in particular: administrative management centralising and/or co-ordinating the insurance policies of Group members; co-ordinating and studying all security and environmental issues of Group members.

(c)                                  Scientific research, in particular: centralising and co-ordinating scientific research: co-ordinating and/or standardising quality control within product units, only giving directions concerning quality control is meant here.

(d)                                 Relations with the national and international authorities, in particular: accompanying, assisting, representing Group members in non-commercial contacts with national and international authorities and organisations.

(e)                                  Centralisation of the accounting and administration activity, in particular: sales administration: planning and supervision of the sales activities of the different Group companies; drawing up and sending uniform documents in the name and on behalf of Group members (confirmation of orders, invoices, transport documents, et cetera); planning and centralisation of transport and shipping of products, provided that the Co-ordination Centre does not transport anything for its own account; control of product stock, planning of deliveries and stock management, provided that the Co-ordination Centre shall not have any stock of its own; following up of questions for information on the products to be sold and of complaints, in the name and for the account of the Group members; co-ordination of product planning based on centralised orders communicated by Group members; co-ordination of technical assistance provided to clients of Group members; personnel records section: management and centralisation of personnel policy of the Group members, including the personnel recruitment, management of the personnel file as well as handling the salary administration; completion of all administrative formalities concerning personnel management in the name and for the account of the Group members; drawing up statistics concerning personnel files; centralising and co-ordinating business trips of personnel members and making the necessary reservations in the name and for the account of Group members, making payments for those trips in the name and for the account of Group members; Legal administration: verification as to Group companies’ compliance with the laws, regulations and rules in effect relating to their activities; giving legal advice to Group members, providing assistance for the preparation and the drawing up of contracts and similar documents of a legal nature; keeping track of and studying changes in legislation; following up national and international legislation for Group members; advising Group members on litigation and judicial procedures; co-ordinating, centralisation and administrative management of the protection and the use of industrial property rights, brands, patents, “know-how”, and similar rights for the benefit and in name and for the account of Group members, provided that the Co-ordination Centre is not or does not become an owner itself of these industrial property rights; Financial administration: the co-ordination of and the supervision of the accounting, the administration and the information technology used in the Group; drawing up reporting of the Group companies for the benefit of the parent company; keeping a centralised accounting which will function as a driver for the factoring and refactoring transactions; internal audit; drawing up and supervising the budget and the financial prospects for the benefit of the companies of the Group; co-ordination and supervision of the accounting and financial policy; control, consolidation and verification of the periodical reports of the Group companies; drawing up of and supervision of all declarations concerning tax and social legislation in the name and for the account of the activities of the Co-ordination Centre itself; as well as the accounting of the Group members; centralisation of the cash management and providing advice in these matters; negotiating and opening export loans in the name and for the account of the Group members.

To centralise the financial operations of the Group, by granting affiliated companies loans out of the Centre’s own funds or sums borrowed on the capital markets through the issue of securities or bills of exchange, with banks or other financial institutions, or from Belgian or foreign members of the Group, such that, as far as Belgian members of the Group are concerned, such funds are part of the member’s own funds, and, as far as foreign members of the Group are concerned, such funds were not borrowed directly or indirectly from a Belgian company.

(f)                                    To co-ordinate and centralise information technology activities, namely: co-ordination and supervision of data processing, programmes and choice of hardware; studies concerning the centralisation of information technology activities exclusively for internal use of members of the group; the Centre shall be entitled to develop all software which is needed for the Co-ordination Centre’s activities.

(g)                                 Publicity, namely: centralisation and co-ordination of advertising campaigns; drafting of brochures and other advertising documents in the name and for the account of the members of the Group; centralisation and co-ordination of participation at fairs and of contacts with advertising and public-relations agencies, in the name and for the account of the members of the Group; the Co-ordination Centre itself will not take part in fairs.

(h)                                 The supply and collection of information, namely: advice to selling companies regarding the customers’ solvency; advice to the members of the Group regarding credit and other selling conditions offered to or by members of the Group as far as sale and purchase of raw materials and final products are concerned; realisation of market studies and grant of assistance in the field of marketing policy; national and international studies regarding the extension of industrial and commercial activities in the name and for the account of members of the Group; creation of a documentation centre; constitution of a suppliers’ pool and research of grouped purchases where the Centre intervenes only in the name and for the account of the members of the Group; supply of information to subsidiaries regarding products to be sold and sales techniques; realisation of market studies concerning outlets; collection of information concerning market evolution and the development of new products on the market; analysis of the competitive position of the members of the Group; keeping the headquarters of the group informed about the activities of the Co-ordination Centre and of the members of the Group.

(i)                                     Co-ordination and centralisation of purchasing, namely: in order to benefit from the best market conditions, the Co-ordination Centre can centralise and co-ordinate the purchasing of the members of the group in their name and for their account; the Co-ordination Centre can negotiate and enter into contracts regarding the purchase of goods and services in the name and for the account of the members of the Group; the Co-ordination Centre may in the name and for the account of the members of the Group, enter into contracts on raw materials futures markets.

(j)                                     Activities with a preparatory character which might help the companies of the group, namely: training of sales personnel and marketing staff, organisation and symposia for the members of the Group; studies about the most effective and cheapest means of communication between the various members of the Group; information supply regarding foreign regulations and standards; control of the products conformity to foreign legal regulations; collection of information regarding supply sources available for spare parts and products; development of market and sales techniques, of directives concerning volumes and profit margins to be observed, in order to secure the growth of the company; short term and long term of programmes, in order to maintain the demand for a specific product and in order to secure future sales; organisation and co-ordination of education, training and post training activities for the staff of the members of the Group; co-ordination of public relations on behalf and for the account of the members of the group; co-ordination and centralisation of the administrative control of real estate activities; organisation of seminars, conferences and other meetings exclusively for the companies of the group and their staff members.

It can carry out all types of commercial, industrial, financial, moveable goods and real property operations, which have a direct or indirect link with its objects or which might help its realisation.

It can act as a guarantor or grant its guarantee in favour of the members of the group, act as agent or representative, grant loans and credits, grant mortgages or other security interests.

Article 4: Term

The company is incorporated for an indefinite term.

In addition to legal dissolution the company can only be dissolved by a decision taken at an extraordinary shareholders’ meeting in accordance with the provisions on amending the articles of association.

TITLE II: CAPITAL

Article 5: Corporate capital

The corporate capital amounts to thirteen million six hundred fifty seven thousand two hundred forty six comma sixty (EUR 13,657,246.60) Euro.

It is represented by twenty nine million eight hundred twenty five thousand eight hundred ninety (29,825,890) shares.

The capital is fully subscribed and paid up.

Article 6: Capital increase

A capital increase shall be approved by the shareholders’ meeting in accordance with the provisions on amending the articles of association.

The board of directors shall fix the rate and conditions for issuing new shares, and the general meeting shall carry out the decision. Premium on the new shares must be fully paid up by the subscription.

Article 7: Authorised capital

The authorised capital of the company amounts to seven hundred forty three million six hundred eighty thousand five hundred seventy four comma thirty two (EUR 743,680,574.32) Euro.

The board of directors has the power to increase the invested capital of the company up to the maximum authorised capital, within five years from the publication of the authorised capital in the Annexes to the Belgian Official Gazette. This competence can be renewed.

The board of directors has the power to carry out the capital increase with or without issue of new shares, through incorporation of reserves.

If new shares are issued in case of a capital increase within the limits of the authorised capital, the board of directors has the power to restrict or cancel the preferential subscription right of existing shareholders, in the interest of the company.

The board of directors has the power to restrict or cancel this preferential right in favour of one or more specific persons, even if those persons are not employees of the company or of its subsidiaries.

If the invested capital is increased within the limits of the authorised capital, the board of directors has the power to request the payment of an issue premium. If the board decides to do so, this issue premium is to be paid into a blocked reserve account which can only be reduced or closed by a decision of the general meeting taken in accordance with the provisions on amending the articles of association.

The board of directors also has the power to amend provisions of the articles concerning capital, if a capital increase takes place within the framework of the authorised capital.

Article 8: Preferential subscription right

For each increase of the corporate capital, shares subscribed for in cash must first be offered to shareholders in proportion to the amount of capital represented by their shares; this preferential right must remain open for at least fifteen days from the start of the subscription period.

The general meeting has the power to restrict or cancel this preferential right in accordance with the rules regarding the quorum and majority required for the amendment of the articles of association, in the interest of the company.

TITLE III: SHARES – OBLIGATIONS

Article 9: Nature of the shares

The shares are registered and must be registered in the share register.

Article 10: Non fully paid shares – obligation of payment

The obligation to pay shares in full is unconditional and indivisible.

If shares which are not fully paid up belong to several persons in joint ownership, each one of them is responsible for the payment of the whole amount of the required payments.

Payment of a call or full payment shall be requested by the board of directors when it chooses. Shareholders are informed of this decision by registered letter, and are given a bank account number where the payment shall occur through debit or call, to the exclusion of any other means of payment.

A shareholder is in breach if the term he has been informed of expires, and he is to pay default interest which will be calculated at the legal interest rate plus [two] percent from the due date until payment.

As long as the required payments on a share have not occurred in accordance with this provision, the exercise of the voting rights attached to the shares will remain suspended.

A shareholder cannot pay up its shares without the board of directors’ prior consent.

Article 11: Indivisibility of securities

Shares are indivisible.

Joint owners must be represented towards the company by a single person representing them.

Article 12: Affixing of seals

The heirs, creditors or other successors in right of a shareholder shall in no way interfere with the management of the company; neither can they force the affixing of seals on moveable goods and securities of the company, nor can they require the liquidation of the company and the division of its assets.

In order to exercise their rights they must adhere to the financial statements and inventories of the company and abide by the decisions of the general meeting.

Article 13: Issue of bonds

The board of directors can issue bonds guaranteed by security interests or not.

TITLE IV: MANAGEMENT AND REPRESENTATION

Article 14: Appointment and dismissal of the directors

The company is managed by a board of at least three members, who can be legal or natural persons, appointed and dismissed by the general meeting of shareholders. If the company has not more than two shareholders, the board of directors may consist of only two members.

If a legal person is appointed as a director, it shall indicate one or more persons, who can represent it separately or jointly.

A director’s term of office must not exceed six years, unless the general meeting has decided on a shorter term.

Board members can be re-elected.

The mandate of outgoing and not re-elected directors shall end immediately after the annual meeting.

Article 15: Chairmanship

The board of directors must elect a chairman from among its members.

If the chairman is not in attendance, he shall be replaced by another director.

Article 16: Meeting of the board of directors

A meeting of the board of directors is convened by the chairman or in his absence by any director, as often as required by the interest of the company, as well as within fourteen days after a request by two directors.

The board is chaired by the chairman.

The meeting is held at the company’s registered office or at any other place indicated in the meeting’s notice.

The meeting’s notice contains the agenda.

Article 17: Resolution by the board of directors

The board of directors can only discuss and deliberate on matters mentioned in the agenda, and only if at least half of its members is present or represented at the meeting.

Matters that are not set out in the agenda for a board meeting may only be discussed and deliberated validly if all directors are present and unanimously consent.

This consent is deemed to be given, if no objection is indicated in the minutes.

Any director may designate another director by letter or any other printed document, to represent him at a specific board meeting and to vote on his behalf. The principal shall be considered present under these circumstances. One director may represent more than one other director.

Board decisions are taken by a majority of the votes cast.

If the vote is tied, the chairperson, who chairs the meeting, has the casting vote.

A decision of the board is considered equal to a document served and signed by all directors and mentioned in the register of board minutes.

Article 18: Minutes of the board of directors

The decisions of the board of directors will be recorded in minutes, which will be bound in a special register and signed by the chairman, and failing his presence, by the director who chairs the meeting, and at least the majority of the board members present.

Copies and extracts will be signed by two directors.

Article 19: Powers of the board of directors

The board of directors will have broad powers to do all that is necessary or useful to achieve the company’s corporate purpose, except for those powers which are by law expressly reserved to the general meeting of shareholders.

Article 20: Delegation of powers and proxies

The board of directors may establish a management committee. It determines the powers of this management committee and regulates its functioning.

The board of directors may delegate to one or more persons, who need not be a director, the day-to-day management of the company and the representation power related to that day-to-day management. It is competent to appoint and to dismiss the persons named to this committee, whether elected from among the board or not, and determines their powers.

The board of directors and those who have been delegated the daily management, may grant special and specific proxies to persons of their choice, within the limits of their powers.

The board of directors may entrust one or more persons with the management of the whole, or of a specific part or of a division of the corporate activities.

Article 21: Remuneration

The general meeting can grant to the directors fixed remuneration, in order to cover general expenses.

The board can grant the directors, charged with special assignments or missions, fees in order to cover general expenses.

Article 22: Representation of the company

Without prejudice to the general representation power of the board of directors as a whole, the company will be duly represented judicially and extrajudicially, by two directors acting jointly.

For matters of day-to-day management, the company may be validly represented judicially and extrajudicially:

•                  either by the person who has been delegated this management, if this only one person is responsible for it;

•                  or by one or more persons who have been delegated this management, if more persons are responsible for it.

The delegated members must act individually or jointly in executing a board decision.

Moreover, the company is validly bound by special proxyholders within the limits of their authority.

TITLE V: AUDIT

Article 23: Auditors

The supervision of the financial situation and the annual accounts, and the verification that the transactions set out in the annual accounts have been carried out in a regular manner, will be entrusted to one or more auditors.

The auditors are appointed and remunerated according to the rules contained in the Belgian Company Code.

The company is, however, not obliged to appoint one or more auditors if it complies with the criteria mentioned in article 12, paragraph 2 of the Law of 17 July 1975 on accountancy and the annual accounts of companies.

TITLE VI: SHAREHOLDERS’ MEETINGS

Article 24: Annual meeting

The annual meeting shall be convened on the first business day of June at 2 p.m.

Article 25: Venue

The annual and extraordinary shareholders’ meeting shall be held at the company’s registered office or at any venue specified in the notice of the meeting.

Article 26: Convocation – Power – obligation

The board of directors and any individual auditor have the power to convene an annual meeting, as well as an extraordinary meeting. They shall convene the shareholders’ meeting on the day stated in the articles of association.

The board of directors and the auditors are obliged to convene an extraordinary meeting if one or more shareholders representing alone or together one fifth of the share capital, request so.

The request is sent to the company’s registered office by registered letter: it shall state the items of the agenda to be discussed and to be decided on by the board of directors.

Within three weeks after the request, the shareholders’ meeting shall be convened.

In the meeting’s notice, other subjects can be added to the items of the agenda, as stated by the mentioned shareholders.

Article 27: Notice

The notices to the shareholders’ meeting are sent by registered letter, at least fifteen days prior to the meeting. The notice must state the entire agenda.

Article 28: Notification

The owner of shares must give written notice of his intention to participate in the meeting, at least five days before the date set for the intended meeting, by means of a letter, sent to the company’s registered office. The completion of these formalities can not be required, if the notice of the meeting has not mentioned them.

Article 29: Representation of shareholders

Any shareholder may be represented at the shareholders’ meeting by a proxy, who need not to be a shareholder, if both of them have completed the formalities to be admitted to the meeting stated by the articles of association, as well as the rules of legal representation and particularly of reciprocal marital representation.

Article 30: The Bureau

The general meetings of shareholders shall be chaired by the chairman of the board of directors or, in the latter’s absence, by a director appointed by his colleagues.

The chairman may appoint a secretary, who need not be a shareholder, and the meeting will appoint one or two tellers.

The persons mentioned in this article shall compose the Bureau.

Article 31: Adjournment

The board of directors may adjourn any ordinary or extraordinary meeting once for three weeks, unless the meeting is convened at the request of one or more shareholders representing at least one fifth of the share capital, or of the auditors.

Such postponement shall affect all decisions made, including those not relating to the annual accounts.

Shareholders who have not attended the first meeting, shall be allowed to the next, on completion of the formalities set by the articles of association.

The agenda of the first meeting shall be handled entirely at the second meeting.

Article 32: Decisions not included in the agenda – Amendments

No general meeting can validly discuss or deliberate on matters not included on or not implicitly contained in the announced agenda.

The board of directors and any shareholder shall have the right to propose amendments concerning all items on the announced agenda.

Items not included in the agenda can only be validly deliberated if, in the meeting, all the shares are present and if that decision is taken by unanimous vote. This consent is final, if no objection is mentioned in the minutes of the meeting.

Article 33: Voting rights

Each share gives the right to one vote.

If the share is encumbered with usufruct, the usufructuary shall have the power to exercise the voting rights attached to the share.

The voting rights attached to pledged shares, will be exercised by the legal owner.

Article 34: Resolution procedure in the general meeting

Except as provided by law, all resolutions will be adopted at the shareholders’ meeting by a simple majority of the votes cast, irrespective of the number of shares represented at the meeting. Blank and spoiled votes as well as abstentions will not count in the votes cast in the ordinary and in the extraordinary meeting for matters on the agenda which do not modify the articles of association.

In case of a tie vote, the proposition shall be rejected.

In principle, voting on decisions concerning individuals shall be secret and in writing. On business, the voting shall be by roll call or by show of hands, unless the bureau or the meeting has made a prior decision on a secret vote.

Article 35: Minutes

During every general meeting, minutes shall be made of that meeting.

The minutes of the general meetings shall be signed by the secretary under the control of the chairman and will be signed by the members of the bureau and by the shareholders who desire to do so at the end of the meeting.

They shall be bound in a special register afterwards. Copies and extracts of the general meeting minutes shall be signed by those who can bind the company as a body, who need not have participated in the meeting.

Extracts to third parties will be signed by the majority of the directors and by the auditor(s).

TITLE VII: CLOSING OF THE ACCOUNTING YEAR – ANNUAL ACCOUNTS – ALLOCATION OF PROFITS – DIVIDENDS

Article 36: Accounting year – annual account

The company’s financial year starts on the first of January and ends on the thirty-first of December of each year.

At the end of each financial year, the books and records will be closed, the board of directors shall draw up the inventory, as well as the annual accounts, in conformity with the articles of the Belgian Company Code.

At least one month prior to the annual meeting, the board of directors shall hand the auditors the documents with the annual report, and the auditors are obliged to draw up [accounts] according to the articles of the Belgian Company Code.

Article 37: Allocation of profits

From the net profits of the company five percent (5%) shall be set aside each year to constitute the legal reserve. Such deduction shall no longer be required as soon as this legal reserve reaches one tenth of the company’s capital.

Upon proposal of the board of directors the general meeting shall decide on the allocation of the advance payment of the net profits.

Article 38: Dividend payment – Distribution of an interim dividend

The board of directors determines the date and the method of the distribution of the dividends. The distribution shall follow within one year after the annual meeting which has set the amount.

The board of directors is granted the power to distribute an interim dividend, on the profits of the current accounting year.

TITLE VIII: DISSOLUTION – LIQUIDATION

Article 39: Dissolution

The company will continue to exist as a legal person in view of its liquidation, until closure, whether as a result of a judgement of a court or of a decision of the general meeting.

Article 40: Appointment of the liquidators

Failing appointment of any liquidators, the directors in function on the moment of dissolution shall be liquidators as of right.

The general meeting of the dissolved company can appoint and discharge one or more liquidators at any time and by simple majority.

If there is more than one liquidator, it shall decide if the liquidators represent the company alone or together.

Article 42: Proceedings of liquidation

The liquidation balance will first be used to discharge all the company’s debts, the liquidation’s costs and the reimbursement of the capital included. Any remaining balance will be divided equally among all shares, up to the amount paid in.

If the net proceeds are insufficient to reimburse all shares, the liquidators will first reimburse those shares paid up to a greater extent to equalise them with the shares paid up to a lesser extent.

TITLE IX: GENERAL PROVISION

Article 43: Election of residence

The directors and liquidators, residing abroad are deemed, for the duration of their term of office, to have elected domicile at the registered office of the company where all notifications and summonses concerning the company’s affairs and the management liability can be validly served to them.